INFORMATION STATEMENT FOR
                          JUNO ACQUISITIONS, INC.
                     370 Lexington Avenue, Suite 1808
                            New York, NY  10017


     This Information Statement is being furnished pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended, in connection with a proposed change of the sole Director of Juno Acquisitions, Inc. ("Juno").

     On September 15, 1997, Juno entered into a Letter of Intent with LK Global Information Systems B.V., a Netherlands corporation ("LK Global"), whereby LK Global will acquire control of Juno in a reverse acquisition transaction. Pursuant to that Letter of Intent and proposed Plan and Agreement of Reorganization, upon the closing of the transaction, Gary Takata, Juno's sole director, shall appoint Dr. Lycourgos Kyprianou to the Board of Directors, and immediately resign from the Board and as an officer of Juno.

     If the proposed transaction between Juno and LK Global is effected, LK Global will become a wholly-owned subsidiary of Juno and LK Global (Holdings) NV, holding company of which Dr. Kyprianou is the sole shareholder, Managing Director and over which he has full control and authority, will become Juno's largest shareholder owning approximately 86% to 91% of Juno's outstanding Common Stock. Upon completion of the transaction, Juno will file a Form 8-K which will describe in more detail the terms and conditions of the transaction.

     LK Global provides consultant services, feasibility studies, systems analysis, development of software packages, turnkey systems, educational services, on-line and batch processing, out-sourcing services and hardware services.

     Juno has only one class of outstanding voting stock. There are presently 813,590 shares of Common Stock outstanding, entitled to one vote per share.

          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth the number and percentage, as of September 3, 1997 of the Company's Common Stock owned of record and beneficially by each person owning more than 5% of such Common Shares and by all officers and directors, as a group. Each of these persons may be deemed a parent and promoter as those terms are defined in the Act.


                                      AMOUNT AND NATURE OF BENEFICIAL
                                      PERCENTAGE OF CLASS
NAME OF BENEFICIAL OWNER              OWNERSHIP

Gary Takata{*}                         246,010                     30.24
One World Capital Partners Limited     395,500                     48.61
Louise Jones-Takata                     75,000                      9.22
Carlene Mackay                          75,000                      9.22
All Officers and Directors as a Group  246,010                     30.24
(1) as of September 3, 1997
_________________________

* Mr. Takata is president and the sole director of Juno

     Juno's Board of Directors met no less than five times during the past fiscal year. No change in control of Juno has occurred since the beginning of the last fiscal year.


                 INFORMATION ON DIRECTOR APPOINTEE

     Dr. Lycourgos Kyprianou (age 43), is the founder, Chairman and Chief Executive Officer of LK Global Information Systems B.V., a Netherlands corporation ("LK Global") which was established in 1979. Dr. Kyprianou graduated from the Greek Army School for Officers in 1974 as an Infantry Sub-Lieutenant and began his computer science studies at the University of London, Queen Mary College, in 1974. After graduating from the University of London in 1977, Dr. Kyprianou began his research studies for a doctorate in computer science in 1977 at the University of Cambridge and obtained his Ph.D. in 1980.

     Dr. Kyprianou will also be appointed Chief Executive Officer of Juno.

COMPENSATION

     To date, Juno has not compensated its officers or directors. At this time it has not yet been determined whether or not Dr. Kyprianou will be compensated for his services.


                         By the order of the Board of Directors,

                         GARY TAKATA

September 26, 1997       Gary Takata
                         Secretary